  Law Offices of Thomas E. Puzzo, PLLC
3823 44th Ave. NE
Seattle, Washington 98105
Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer’s e-mail: tpuzzo@msn.com
Writer’s cell: (206) 412-6868

November 27, 2012

VIA EDGAR

Amanda Ravitz
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Terra Tech Corp. (the “Company”) Amendment No. 1 to Form 10-Q for the Quarterly Period Ended March 31, 2012 Filed November 27, 2012 File No. 000-54258

Dear Ms. Ravtiz:

Pursuant to the staff’s comment letter dated November 1, 2012, we respectfully submit this letter on behalf of our client, the Company.

Amendment No. 1 to the Company’s Form 10-Q for the period ended March 31, 2012, was filed with the Securities and Exchange Commission (the “Commission”) via EDGAR on November 27, 2012.

The staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment.

Form 10-Q for the Quarterly Period Ended March 31, 2012

Consolidated Statements of Operations, page F-2

1.
We note your response to prior comment 2 in which you state that you have revised the financial statements in the exhibits and financial information throughout the Form 8-K. Please tell us when you intend to file an amendment to the March 31, 2012 Form 10-Q to include GrowOp Technology Ltd.’s financial statements for the three months ended March 31, 2011.

Company response:  On November 27, 2012, the Company filed Amendment No. 1 to its Form 10-Q for the period ended March 31, 2012.  The financial statements, notes to financial statements and management’s discussion and analysis have been restated in their entirety.

Please contact the undersigned with any questions or comments.

Very truly yours,

/s/ Thomas E. Puzzo

Thomas E. Puzzo